

VIA FACSIMILE AND U.S. MAIL

January 30, 2007

Carl A. Young
Chief Financial Officer
Turbosonic Technologies, Inc.
550 Parkside Drive, Suite A-14
Waterloo, Ontario, Canada N2L 5V4

> RE: **Turbosonic Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **File No. 0-21832**

Dear Ms. Avril:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis or Plan of Operation, page 8

Twelve Months Ended June 30, 2006 Compared with Twelve Months Ended June 30, 2005, page 10

2. Please expand/revise the discussion of your results of operations for each period presented to address the following:
    *   Please provide a more comprehensive analysis of factors that impacted your OEM systems revenue, aftermarket revenues, costs of OEM systems, aftermarket costs and selling general and administrative expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.
    *   Please quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you indicate that the increase in selling, general and administrative expenses resulted from additional personnel, increased sales travel and professional fees. However, you do not quantify the amount of the increase related to each component that resulted in a 25% increase in selling, general and administrative expenses.

    Please refer to Item 303 of Regulation S-B, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Item 8A: Controls and Procedures, page 11

3. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "were effective to ensure that information required to be disclosed by you in reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures were effective.

4. You indicate that there has not been a change in your internal control over financial reporting in connection with your evaluation required by Rule 13a-15d. Please tell us, and revise your disclosure to clarify, whether there were *any* changes in your internal control over financial that occurred during the fiscal quarter ended June 30, 2006 that materially affected, or were reasonably likely to have materially affected, your internal control over financial reporting.

Financial Statements

Consolidated Statements of Income (Loss), page F-3

5. Please include stock-based compensation expense within the appropriate line item rather than reflecting it in a separate line item. Please refer to SAB Topic 14:F.

Consolidated Statement of Cash Flows, page F-5

6. Please remove the subtotal before net change in non-cash assets and liabilities related to operations. Please refer to the examples in Appendix C to SFAS 95.

Note 17 – Segment Information, page F-16

7. You indicate that long-lived assets of the two business segments are primarily located in Canada, except for the wet electrostatic precipitator and certain nozzle technologies. Please tell us and disclose the dollar value of your long-lived assets located outside of Canada. See paragraph 38(b) of SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief